

July 28, 2011

Via Email
Mr. John R. Coghlan
Co-President and Chief Financial Officer
Genesis Financial, Inc.
12314 E. Broadway
Spokane Valley, Washington 99216

> **Re: Genesis Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 333-103331**

Dear Mr. Coghlan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Overview, page 3

1. In the introduction section, you refer to the buying and selling of receivable "contracts" and "real estate notes", which appear to be loans. Please revise to simplify your discussions to clarify, if true, that you are buying and selling loans.

2. Please revise to indentify the sources from which you are buying loans. If they are all brokered, provide a discussion of how you substantiate the underlying quality of the loans and explain what you mean by the disclosure that you only accept submissions from known or experienced brokers, including how you substantiate those qualifications. If some loans are purchased from other sources, provide a discussion of how the transactions originate and how you substantiate the qualifications of the sellers and the quality of the underlying loans.

3. Please revise to discuss the credit quality of the loans you purchased and originated, as appropriate. Discuss underwriting criteria, whether or not you purchase or underwrite hybrid loans and subprime loans, including appropriate discussions of each type of loan that you have underwritten. To the extent your underwriting criteria have changed between periods, provide a chronological discussion of those changes.

Competitive Advantage, page 4

4. Please revise to discuss the fact that your operations were outsourced to a related party. Revise MD&A to quantify the effect that the outsourcing had on your expenses, clarifying for your investors why it was an advantageous decision.

Investment Policies, page 4

5. Please revise to provide an expanded discussion of how you structure the loan purchases you make and the loans you originate to ensure a return of 12%. Disclose the actual returns you have generated in each of the last three years and discuss how those returns reflect your investment policies.

Other Residential Products, page 4

6. Regarding the other types of residential restate loans that your purchase, please revise to provide a discussion of the various ways in which your purchase method may be modified to increase your return and/or mitigate risk. Quantify the amount of these loans that you have purchased, by modification method, including any that remain on your balance sheet.

Non-Real Estate Cash Flows, page 4

7. Please revise to provide quantification of the non-real estate cash flows you have purchased or brokered. Discuss any related risks.

Interest Only and Balloon Payments Contracts, page 4

8. Please revise to provide a discussion of why you may not have access to borrower credit reports, payment histories, etc. for interest only and balloon contracts. See our comment above on underwriting criteria and incorporate this disclosure into your response.

Commercial Real Estate Lending, page 4

9. Please revise to discuss in greater detail the significance of hard money lending to your operations, including how you identify potential borrowers. See our comment above on underwriting criteria and revise to discuss how loan to value ratios have evolved for this product.

Market Analysis, page 4

10. Please revise to discuss in detail the results of the plan that was implemented in the year ended December 31, 2010. Discuss each piece of the plan, including a discussion of what the conditions where when the plan was implemented and what changes occurred within the period towards meeting the plan. Update future filings to provide a detailed update of the plan.

Flyback Energy, Inc., and AWG International, Inc., page 5

11. Please revise to provide a significantly expanded discussion of the privately held companies in which you have invested, including operating histories, total assets, revenues, net incomes and how you identified them for investment. Discuss why you believe these investments are appropriate for your investors; considering your operating history and liquidity needs; what you expect your returns to be and when you expect to receive those returns.

Default Procedures, page 5

12. When discussing default procedures, we note your reference to the experienced professionals that staff Genesis employs which appears to conflict with your disclosure that you have outsourced most of your operations and have recently hired one employee. Please revise to clarify this apparent inconsistency.

13. Regarding your default procedures, please revise to clarify how you intend to keep defaults going forward at a minimum, comparing and contrasting how those procedures differ from what you have done historically.

Item 2. Properties, page 5

14. We note your disclosure that you do not have any property. Please amend your 10-K to explain where your business operations have been and will be conducted.

Item 3. Legal Proceedings, page 5

15. In your amended annual report, please disclose whether you are subject to any material pending legal proceedings, other than ordinary routine litigation. Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

16. Please revise to provide a tabular presentation that identifies each type of loan purchased, sold and originated for each of the past five years. Your table should include categories by loan type such as residential real estate, commercial real estate, etc.

17. It is not clear to us why you are referring to cash flows you are purchasing and originating as contracts since they appear to be loans collateralized by real estate. It is also not clear which loans are purchased or originated to be held for sale and accounted for at fair value and which loans are held for investment to be accounted for at cost, net of deferred fees. See our comment above requesting a tabular presentation of your loans and include appropriate disclosures.

18. Please tell us how you considered the need to provide the disclosure requirements of Industry Guide 3 of Regulation S-K. While we understand that you are not a bank holding company, we believe those disclosures may provide an improved level of transparency of your loans for your investors.

19. Please revise this section and the footnotes to the financial statements to disclose how you account for purchased loans under ASU 310-30.

20. Please revise to provide a tabular presentation of your non-performing, non-accrual and restructured loans and real estate owned (REO) for each of the last three years. Provide a roll-forward of each and explain the changes between periods.

21. Please revise this section to provide a complete discussion of your reserve for loan losses, including your methodology and a roll-forward of related amounts for each of the last five years.

Liquidity and Capital Resources, page 9

22. The amounts of your credit line outstanding that are discussed in the liquidity and capital resources section are confusing. You disclose that you have a $2.5 million credit line with balances of approximately $1.8 million and $2.4 million at December 31, 2010 and 2009, respectively. Further on in that section you state that total outstandings at those dates are $2 million and $2.9 million. Please revise to clarify this apparent inconsistency. Also, please balance these discussions with the one further on in this section that your credit lines are fully expended.

23. We note the assignment of properties to a related party in partial settlement of amounts payable under the line of credit. We also note the significant number of related party transactions disclosed in the footnotes to the financial statements. Please revise Item 7 to provide a complete discussion of all related party transactions, identifying each party, the nature of the transaction, the business purpose of the transaction and to discuss how the value of the assets and/or liabilities exchanged were determined. Please be detailed and include all pertinent facts.

24. Please revise here and in the footnotes to the financial statements to provide enough information for a reader to be able to see how you calculated the beneficial conversion feature recorded in connection with the note issued to a related party.

Item 8. Financial Statements and Supplementary Data, page 12

25. It appears that you are following Article 5 of Regulation S-X in preparing your financial statements. Explain why Article 9 would not be a more appropriate format, considering your primary operations consist of buying, selling and originating loans. Please advise and revise as necessary.

26. It appears to us that your disclosures of fair values are incomplete. For instance, we would expect your REO to be valued on a non-recurring basis under the fair value hierarchy. Please advise or revise as necessary.

27. Please revise to include the disclosure requirements of ASC 2010-20 for your loans held for investment.

28. Please revise to provide an expanded discussion of the recourse provisions on sold loans, including a roll-forward of any related accrual and a complete description of your obligation under those provisions.

Item 9A. Controls and Procedures

Evaluation of and Report on Internal Control over Financial Reporting, page 25

29. We note your disclosure that your internal control over financial reporting is not effective. In your amended annual report, please provide more detail as to why your internal controls are not effective and the steps, if any, that you are taking to improve your financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance

General

30. In your amended annual report, please include the disclosure required by Item 406 of Regulation S-K.

Directors and Executive Officers, page 27

31. It does not appear that you have fully described Mr. Kirk's principal occupations and employment during the past 5 years since you have not described his involvement in Genesis Finance Corporation. Refer to Item 401(e) of Regulation S-K. In your amended annual report, please revise your disclosure with respect to both of your officers as appropriate.

Transactions with Affiliates and Conflicts of Interest, page 28

32. We note your disclosure that both of your directors also serve as officers. We also note your disclosure that you have one independent director. Please explain to us how one of your directors can be considered independent.

Item 11. Executive Compensation

Compensation Committee, page 29

33. We note your disclosure that the board of directors, in its Compensation Committee role, has discontinued all compensation for the remaining Officers and Directors. Please explain this statement to us in light of your disclosure that as of January 1, 2011, you will have one paid employee.

Item 13. Certain Relationships and Related Transactions and Director Independence

Michael A. Kirk and Genesis Finance Corporation, page 30

34. In your amended annual report, please provide more information with respect to the Management and Servicing Agreement, including a description of the services rendered pursuant to this agreement.

Item 15. Exhibits, Financial Statement Schedules, page 32

35. Your annual report discloses a number of agreements and documents that have not been filed as exhibits. Please refer to Item 601 of Regulation S-K and review your filing in its entirety to determine which exhibits should be included in your amended annual report. In particular, please file the following agreements as exhibits or tell us why you do not consider them to be required:

- the agreements relating to the Flyback Energy transaction, including the purchase agreement and the promissory note;
- the purchase agreement relating to the AWG International transaction;
- the promissory note with Riverbank;

- the Line of Credit Agreement with the Coghlan Family Corporation, Inc. and the September 29, 2010 agreements regarding the assignment of certain properties and the business note;
- the convertible note agreement with John R. Coghlan dated December 15, 2010;
- the Management and Servicing Agreement with Genesis Finance Corporation; and
- your articles of incorporation and bylaws, as amended.

Exhibits 31.1 and 31.2

36. We note that paragraphs 2, 3 and 4 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the "annual report" rather than referring to only the "report". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

37. Please revise the statement of operations to reclassify the write off of interest receivable to the interest income revenue line, which is where the income was originally recorded or revise to clarify the basis for your presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief